UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

           CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC
                       (Name of Subject Company (Issuer))

           CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 EDWARD POLETTI
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                February 1, 2007
                            As Amended March 14, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

 -------------------------------------------------------------------------------
 Transaction Valuation: $2,319,545 (a)     Amount of Filing Fee: $133.74 (b)
 -------------------------------------------------------------------------------

(a)   Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Initial Transaction Value and $30.70 per $1,000,000 of the increase in the Transaction Valuation.

[x]   Check the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $87.69
                               ----------------------------
      Form or Registration No.:          SC TO-I
                                 --------------------------
      Filing Party:   Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
                     -----------------------------------------------------------
      Date Filed:       February 1, 2007
                   -------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

   This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 1, 2007 by Credit Suisse Alternative Capital Multi-Strategy Fund, LLC (the "Fund"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) as of March 30, 2007 ("Valuation Date"), as further described in the Statement.

   The purpose of this Amendment is to notify Members about the increase in the transaction value, the extension of the expiration date and the extension of the initial payment date of the offer to purchase Interests ("Offer").


INCREASE AND EXTENSION OF THE OFFER

   The transaction value of the Offer is being increased to $2,319,545 due to the tendering of Interests in excess of the initial transaction value. Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally March 1, 2007, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, March 28, 2007. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated as of the Valuation Date, as further described in the Statement.

   Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the Initial Payment Date of the Offer, which was originally approximately one month after the Valuation Date, shall be amended to extend the Initial Payment Date of the Offer until approximately two months after the Valuation Date.


EXHIBITS
   Notice of this amendment in the form of the letter attached hereto as Exhibit 1 is being sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

   Except as amended herein, all other terms of the Statement filed on February 1, 2007 shall remain the same.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC
                By:   /s/ Edward Poletti
                      ------------------
                      Name:  Edward Poletti
                      Title: Chief Financial Officer and Treasurer

March 14, 2007

                                  EXHIBIT INDEX

EXHIBITS

1 Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

2     Form of Letter of Transmittal.

3     Form of Notice of Withdrawal of Tender.

                                    EXHIBIT 1
     FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO AMENDMENT NO. 1 TO
                                THE SCHEDULE TO

March 14, 2007

      RE: Credit Suisse Alternative Capital Multi-Strategy Fund, LLC (the
"Fund")

Dear Member:

      We are writing to inform you of important information relating to the Fund's offer ("Offer"), dated February 1, 2007, to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at their net asset value as of March 30, 2007 ("Valuation Date") from members of the Fund ("Members").

      The purpose of this letter is to notify Members about the increase in the transaction value, the extension of the expiration date and the extension of the initial payment date of the Offer.

      IF YOU DO NOT WISH TO SELL YOUR INTERESTS OR WITHDRAW YOUR PREVIOUSLY TENDERED INTERESTS, SIMPLY DISREGARD THIS NOTICE.

INCREASE AND EXTENSION OF OFFER

      On February 1, 2007, the Fund notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Offer originally had a transaction value of $819,545. The Board of Managers ("Board") of the Fund has determined to increase the Offer transaction value to $2,319,545. Pursuant to its original terms, the Offer was to remain open until 11:59 p.m., Eastern Time, on Monday, March 1, 2007, unless the Offer was extended. As a result of the tendering of Interests in excess of the initial transaction value, the Board of Managers of the Fund has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, March 28, 2007. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated as of Valuation Date, as further described in the statement.

      Pursuant to the original terms of the Offer, the Initial Payment was expected to be made approximately one month after the Valuation Date. As a result of the tendering of Interests in excess of the initial transaction value, the Board of Managers of the Fund has determined to extend the date of the Initial Payment to approximately two months after the Valuation Date.

OTHER INFORMATION

      Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than MARCH 28, 2007. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

      All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by March 28, 2007. Mail and fax instructions are included in the Letter of Transmittal.

      If Interests in excess of $2,319,545 of the net assets of the Fund are duly tendered to the Fund prior to March 28, 2007 and not withdrawn prior to March 28, 2007, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (b) accept Interests tendered prior to March 28, 2007 and not withdrawn prior to March 28, 2007 for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.


      Except as amended herein, all other terms of the Offer sent to you on February 1, 2007 shall remain the same.

      If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

Credit Suisse Alternative Capital Multi-Strategy Fund, LLC

                                    EXHIBIT 2

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

           CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated February 1, 2007
                            As Amended March 14, 2007

                       THIS LETTER OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                               BY MARCH 28, 2007.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
               AT 12:00 MIDNIGHT, EASTERN TIME, ON MARCH 28, 2007,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

           CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

      The undersigned hereby tenders to Credit Suisse Alternative Capital Multi-Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), the outstanding units of interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated February 1, 2007, as amended March 14, 2007 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

      The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

      The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

      The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Investment Manager and notified to the undersigned.

      Any Members tendering all of their Interests will receive a "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of March 30, 2007. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

      All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

      PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:
          CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC,
                C/O PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703,
                     ATTENTION: TENDER OFFER ADMINISTRATOR.
   FOR ADDITIONAL INFORMATION: PHONE: (800) 348-1824 OR FAX: (302) 791-2790.

PART 1.  NAME:

         Name of Member: ___________________________________

         Telephone Number: __________________________________

PART 2.  AMOUNT OF OUTSTANDING UNITS OF INTEREST BEING TENDERED:

         [ ] The undersigned's entire outstanding units of interest.

         [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

         $_______________________



PART 3.  PAYMENT:

         CASH PAYMENT

         Cash payments will be wire transferred to the account you specify below:

            ---------------------------------------------------------
                                  Name of Bank

            ---------------------------------------------------------
                                 Address of Bank

            ---------------------------------------------------------
                                   ABA Number

            ---------------------------------------------------------
                                 Account Number

            ---------------------------------------------------------
                         Name Under Which Account Is Held

PART 4.  SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary (SIGNATURE OF          Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory

Date: ______________

                                    EXHIBIT 3

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

           CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                             Dated February 1, 2007
                            As Amended March 14, 2007


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                            RECEIVED BY PFPC INC. BY,
                12:00 MIDNIGHT, EASTERN TIME, ON MARCH 28, 2007,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:

           Credit Suisse Alternative Capital Multi-Strategy Fund, LLC,
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

      The undersigned wishes to withdraw the tender of its outstanding units of interest in Credit Suisse Alternative Capital Multi-Strategy Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

      Such tender was in the amount of:

         [ ] The undersigned's entire outstanding units of interest.

         [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

         $_______________________

      The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                    FOR OTHER INVESTORS:
AND JOINT TENANTS:

-----------------------------------------------------       ---------------------------------------------------------
Signature                                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Investor                                      Signature
                                                            (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                            SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Joint Tenant Signature if necessary (SIGNATURE OF           Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Joint Tenant                                  Co-signatory if necessary (SIGNATURE OF OWNER(S)
                                                            EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

                                                            ---------------------------------------------------------
                                                            Print Name and Title of Co-signatory

Date: ______________